SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 13, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-          )

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 13, 2005	By:	/s/ FABRIZIO NARDI

	Name:	Fabrizio Nardi
	Title:	Director, Investor Relations

DUCATI MOTOR HOLDING ANNOUNCES 2005 FIRST QUARTER RESULTS

	1Q05	1Q04	Var

Revenues	85.1	100.3	-15.1%
EBITDA	8.5	12.3	-31.4%
Profit/loss(pre-tax)	(1.0)	0.8	na
Net Debt	(122.3)	(121.2)	-0.9%

(Million euro)

          Bologna, Italy, May 13, 2005 – Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced financial results for the first quarter ended March 31, 2005.

          For the first quarter of 2005, revenues were Euro 85.1 million, down 15.1% including forex effects (or down 12.4% excluding forex effects) over the same period in 2004. The fall was mainly due to a 5.3% decrease in unit sales, a negative bike mix, a decrease in accessories and apparel sales, and continuing adverse forex effects. Revenues from Ducati motorcycles for the period decreased 14.0% to Euro 68.8 million and represented 80.8% of total revenues. Motorcycle-related products, including spare parts, accessories and apparel, decreased 16.8% to Euro 15.7 million over the comparable period in the previous year.

          Gross margin was 32.2% of revenues including forex effects (or 34.2% excluding forex effects) versus 35.9% during the same period a year ago.EBITDA was Euro 8.5 million, down 31.4% including forex effects (or 14.9% excluding forex effects) and accounted for 10.0% of revenues, versus 12.3% in the same period last year.

          Pre-tax profit for the Ducati Group was€ a loss of Euro 1.0 million in the first quarter of 2005, compared with a€ profit of Euro 0.8 million in the first quarter of 2004.

          Unofficial Ducati worldwide registrations, an indication of retail sales, were down 16% versus last year’s first quarter. Registrations were up 8% in the US and 1% in the non-subsidiary countries, while decreases were recorded in France down 5%, Italy down 23%, Germany down 23%, Japan down 31%, Benelux down 36% and the UK down 36%.

          The Company’s net debt as of March 31, 2005 was€ Euro 122.3 million, in line with the Euro 121.2 €million on the same date a year earlier, and up versus Euro 116.2 million as of December 31, 2004. The company’s gearing ratio was 82% as of March 31, 2005, versus 76% on the same date a year earlier and 78% on December 31, 2004.

          ”Despite the weakness in the market the results of the first quarter of 2005 have been in line with our expectations. However, as expected, 2005 will be back-loaded in terms of sales and bike mix, due to the introduction of the Sport Classic,” announced Federico Minoli, Ducati Chairman and Chief Executive Officer. “While registrations were down in January and February, this trend reversed in March and April and shows encouraging signs of continuing.”

          ”The upturn we have seen in March and April as well as the 3,000 pre-sold Sport Classics, give us reason to maintain our objectives of a return to profit and a net debt reduction for 2005,” said Enrico D’Onofrio, Ducati Chief Financial Officer. “Based on results at the end of June, when the peak registration season will be just over, we will have better visibility of full-year results.”

          On March 31, 2005, the Company had re-purchased 3,769,249 shares, equivalent to Euro 4,082,096.67 or 2.37% of its stock capital.

          First quarter 2005 financial results were approved by the Board of Directors on May 12, 2005.

          Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:
Fabrizio Nardi
Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
Direct fax: + 39 051 6413 223
E-mail: fabrizio.nardi@ducati.com

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

Net Sales (Euro in thousands, US$ in thousands)	Mar, 31 2005	Mar, 31 2004	Mar, 31 2005	Mar, 31 2004

Motorcycles	€68,780	€80,014	$89,166	$103,730
Spare Parts, Accessories, Apparel	15,657	18,824	20,298	24,403
Miscellaneous Other	702	1,462	910	1,895

Total net sales	€85,139	€100,300	$110,374	$130,028

Ducati Units Motorcycle shipments:			% Change

North America	1,710	1,280	33.6%
Main European market	4,997	5,721	(12.7)%
Japan	513	533	(3.8)%
Rest of World	1,745	1,936	(9.9)%

Total	8,965	9,470	(5.3)%

Motorcycle product mix:			% Change

Superbike	2,120	2,906	(27.0)%
Supersport	259	425	(39.1)%
Sport Naked	4,174	4,352	(4.1)%
Sport Touring	389	856	(54.6)%
Multistrada	2,023	931	117.3%

Total	8,965	9,470	(5.3)%

Unofficial Motorcycle Registrations:			% Change

North America	1,431	1,325	8.0%
Main European market	4,717	6,164	(23.5)%
Japan	494	720	(31.4)%
Rest of World	1,238	1,225	1.1%

Total	7,880	9,434	(16.5)%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	Mar, 31 2005	Mar, 31 2004	Mar, 31 2005	Mar, 31 2004	Percent Change

Net Sales	€85,139	€100,300	$110,374	$130,029	(15.1)%
Cost of goods sold	(57,743)	(64,269)	(74,858)	(83,318)

Gross Profit	27,396	36,031	35,516	46,711	(24.0)%
Other operating revenues	5,911	5,835	7,663	7,564
SG&A expenses	(24,511)	(29,291)	(31,776)	(37,973)
Other operating income	(324)	(234)	(420)	(303)
Depreciation & amortization	(7,743)	(9,659)	(10,039)	(12,522)

Operating income/(loss)	729	2,682	944	3,477	(72.8)%
Financing expense, net	(1,642)	(1,916)	(2,129)	(2,484)
Other non-operating income/(expense), net	(40)	(10)	(52)	(13)

Profit/(loss)before income taxes and min.interest	(953)	756	(1,237)	980	(226.1)%
Shares outstanding	158,826,407	158,500,963	158,826,407	158,500,963
Other Financial Data
Motorcycles Produced (Units)	9,616	11,238			(14.4)%
Motorcycles Sold (Units)	8,965	9,470			(5.3)%
Unofficial Registrations (Units)	7,880	9,434			(16.5)%
EBITDA	8,472	12,341	10,983	15,998	(31.4)%
EBITDA Margin	10.0%	12.3%

Note : On March 31, 200 US$1= 0,7713 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Three Months ended March 31, 2005		Three Months ended March 31, 2004

	€	%	€	%

Current assets
Cash and cash equivalents	28,712		26,168
Trade receivables, net	103,854		106,347
Inventories	98,400		119,129
Other current assets	16,149		24,908
Current assets - Credit Link	15,000		—

Total current assets	262,115	55.9%	276,552	55.1%

Non current assets
Property, plant and equipment-net	60,729		65,089
Intangible fixed assets, net	119,322		122,671
Equity investments	20		12
Non current assets - Credit Link / ABS	10,000		25,000
Other long-term assets	17,045		12,160

Total non current assets	207,116	44.1%	224,932	44.9%

Total assets	469,231	100.0%	501,484	100.0%

Current liabilities
Short-term bank borrowings	95,124		70,884
Current portion of long-term debt	62,742		5,532
Accounts payable - trade	92,237		112,726
Deferred income taxes	3,438		2,105
Income and other taxes payables	8,687		10,393
Other current liabilities	18,858		20,980
Provisions for risks and charges - current portion	4,726		4,824

Total current liabilities	285,812	60.9%	227,444	45.4%

Long-term liabilities
Long-term debt, net of current portion	7,134		81,890
Employees’ leaving entitlement	9,530		8,648
Deferred income taxes	3,173		4,871
Income an other taxes payables - long term portion	1,292		2,583
Other long-term liabilities	11,054		14,075
Provision for risks and charges - long term portion	1,663		2,518

Total long-term liabilities	33,846	7.2%	114,585	22.8%

Total liabilities	319,658		342,029

Total Group shareholders’ equity	149,553	31.9%	159,455	31.8%

Minority interests	20		—

Total shareholders’ equity	149,573	31.9%	159,455	31.8%

Total liabilities and shareholders’ equity	469,231	100%	501,484	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Three Months ended March 31, 2005		Three Months ended March 31, 2004

	US$	%	US$	%

Current assets
Cash and cash equivalents	37,222		33,924
Trade receivables, net	134,636		137,868
Inventories	127,566		154,439
Other current assets	20,936		32,291
Current assets - Credit Link	19,446		—

Total current assets	339,806	55.9%	358,522	55.1%

Non current assets
Property, plant and equipment-net	78,729		84,381
Intangible fixed assets, net	154,689		159,030
Equity investments	26		16
Non current assets - Credit Link / ABS	12,964		32,410
Other long-term assets	22,097		15,764

Total non current assets	268,505	44.1%	291,601	44.9%

Total assets	608,311	100.0%	650,123	100.0%

Current liabilities
Short-term bank borrowings	123,319		91,894
Current portion of long-term debt	81,339		7,172
Accounts payable - trade	119,576		146,138
Deferred income taxes	4,457		2,729
Income and other taxes payables	11,262		13,473
Other current liabilities	24,447		27,198
Provisions for risks and charges - current portion	6,127		6,254

Total current liabilities	370,527	60.9%	294,858	45.4%

Long-term liabilities
Long-term debt, net of current portion	9,248		106,162
Employees’ leaving entitlement	12,355		11,211
Deferred income taxes	4,113		6,315
Income an other taxes payables - long term portion	1,675		3,349
Other long-term liabilities	14,330		18,247
Provision for risks and charges - long term portion	2,156		3,264

Total long-term liabilities	43,877	7.2%	148,548	22.8%

Total liabilities	414,404		443,406

Total Group shareholders’ equity	193,881	31.9%	206,717	31.8%

Minority interests	26

Total shareholders’ equity	193,907	31.9%	206,717	31.8%

Total liabilities and shareholders’ equity	608,311	100%	650,123	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

	Period ended 31/03/05 € 000	Period ended 31/03/04 € 000

Cash flow generated by operating activities
Net profit (loss) for the period	(957)	756
Change in cumulative translation adjustment	672	300
Change in minority interests	4	—
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities:
- Amortisation, depreciation and writedowns	7,743	9,659
- Net change in employees’ leaving entitlements	277	371
Change in operating assets and liabilities
- Trade receivables	(19,522)	(25,926)
- Inventories	(6,107)	(14,355)
- Other current assets	(1,344)	906
- Trade payables	15,125	23,223
- Other current liabilities	2,922	5,863
- Due to tax authorities	432	764
- Deferred tax liabilities	6	(4)
- Other long-term assets and liabilities	—	—

Net cash generated by operating activities	(749)	1,557

Cash flow (used in) generated by investing activities	(1,294)	(2,064)
Net change in property, plant and equipment	(4,007)	(3,467)
Net change in intangible fixed assets	—	—
Decrease (increase) in equity investments	(47)	(64)
Other non-current assets

	(5,348)	(5,595)

Net cash used in investing activities
Net cash generated by operating activities

less cash flow used in investing activities	(6,097)	(4,038)

Cash flow (used in) generated by financing activities
Change in short- and long-term debt	1,482	22,041
Subscription to (buy back of) bonds	—	(15,000)
Increase in share capital and reserves	—	—
Other non-current financial assets	—	(808)

Net cash (used in) generated by financing activities	1,482	6,233

Increase (decrease) in cash on hand, bank deposits and securities	(4,615)	2,195

Cash and cash equivalents, beginning of the period	33,327	23,973

Cash and cash equivalents, end of the period	28,712	26,168

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(US$ in thousands)

	Period ended 31/03/05 $/000	Period ended 31/03/04 $/000

Cash flow generated by operating activities
Net profit (loss) for the period	(1,241)	980
Change in cumulative translation adjustment	871	389
Change in minority interests	5	—
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities:
- Amortisation, depreciation and writedowns	10,038	12,522
- Net change in employees’ leaving entitlements	359	481
Change in operating assets and liabilities
- Trade receivables	(25,308)	(33,610)
- Inventories	(7,917)	(18,610)
- Other current assets	(1,742)	1,174
- Trade payables	19,608	30,106
- Other current liabilities	3,788	7,601
- Due to tax authorities	560	990
- Deferred tax liabilities	8	(5)
- Other long-term assets and liabilities	—	—

Net cash generated by operating activities	(971)	2,018

Cash flow (used in) generated by investing activities	(1,677)	(2,676)
Net change in property, plant and equipment	(5,195)	(4,495)
Net change in intangible fixed assets	—	—
Decrease (increase) in equity investments	(61)	(82)
Other non-current assets

	(6,933)	(7,253)

Net cash used in investing activities
Net cash generated by operating activities

less cash flow used in investing activities	(7,904)	(5,235)

Cash flow (used in) generated by financing activities
Change in short- and long-term debt	1,921	28,574
Subscription to (buy back of) bonds	—	(19,446)
Increase in share capital and reserves	—	—
Other non-current financial assets	—	(1,047)

Net cash (used in) generated by financing activities	1,921	8,081

Increase (decrease) in cash on hand, bank deposits and securities	(5,983)	2,846

Cash and cash equivalents, beginning of the period	43,205	31,078

Cash and cash equivalents, end of the period	37,222	33,924